Exhibit 99.1

Correction: Nano Dimension Announces Breakthrough in Materials Critical for Additively Manufactured Electronics

New Material, INSU200, is a Dielectric Ink With Leading Thermo-Mechanical Properties

R&D Driven Innovation Complies with Leading Electronics Industry Standardization Bodies

The Material Will be Showcased at the Productronica Event in Munich, Germany, November 14-17

Waltham, Mass., Nov. 14, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced a breakthrough in the development of a material that is a critical enabler for the advancement of additively manufactured electronics (AME).

Materials, which are commonly known as consumables, are an important factor in the success of additive manufacturing at industrial scale. The functionality of the materials and their acceptance according to industry standards are both critical. Nano Dimension’s launch of INSU200, a dielectric ink boasting industry-leading thermo-mechanical properties, addresses both with increased functionality and greater alignment with industry standards, even going so far as to set new standards. In terms of functionality, the new material can withstand the rigorous demands of Restriction of Hazardous Substances (“ROHS”) compliant reflow soldering processes. With regards to industry standards, the new material aligns with a number of reliability standards set by IPC, the leading global association for the electronics industry, and the FED (Fachverband Elektronik-Design e.V.) in Europe.

Nano Dimension’s materials breakthrough is the result of a concerted effort by the Company, which has made materials science and development a core focus of its resource allocation strategy. This is evident in the approximate forty scientists and engineers working at the Company working across materials dedicated research facilities and labs in Germany and Israel.

Customers and industry stakeholders will have the opportunity to see this material first-hand at the Productronica Conference in Munich, Germany on November 14-17. INSU200 will be available for customers in Q1 of 2024.

Yoav Stern, Chief Executive Officer and a member of the Board of Directors of Nano Dimension, added: “We are proud to share this breakthrough in materials with our customers and the industry. When we set out a strategic plan in 2021, materials development was a core focus for our R&D team. The reality of additive manufacturing is that no matter how good the printer may be, materials must also be leading. This development achieves just that with improved functionality and critical industry standard adherence without which wider adoption would be greatly limited.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the launch of INSU200 and its expected release to the market during the first quarter of 2024. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com